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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13030735

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 16309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAVKIT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98-01 67TH AVE., SUITE 10-G
(No. and Street)

REGO PARK	NY	11374
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID KAPLAN 718 897 8552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS J. RYAN CPA PC
(Name – *if individual, state last, first, middle name*)

33-47 60TH STREET	WOODSIDE	NY	11377
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EK
3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRYAN GLASS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAUKIT CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

JANET WURST RYAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RY4992843
Qualified in Queens County
My Commission Expires March 02, 2010 14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAVKIT CORP.
FINANCIAL REPORT
DECEMBER 31, 2012

TABLE OF CONTENTS:

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Havkit Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Havkit Corp. as of December 31, 2012 , and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of those financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation an fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on those financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Havkit Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.



Thomas J. Ryan CPA PC
Woodside, New York
February 28, 2013

HAVKIT CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
EXHIBIT "A"

ASSETS:		
Cash		$137,184
Deposits with clearing organization		120,002
Receivable from clearing organization		53,277
Accounts Receivable		526
Other Assets-Tax Receivable		89
Total Assets		$311,078
LIABILITIES:		
Accounts Payable	$	136
Accrued Expenses		3,150
Loan from Shareholder		16,936
Total Liabilities	$	20,222
STOCKHOLDER'S EQUITY:		
Preferred stock, $.01 par value, authorized 10,000 shares, outstanding 10,000 shares	$	100
Common (Capital) Stock $.01 par value, authorized 2,000,000 shares, 440,000 shares outstanding		8898
Additional paid-in-capital		297,642
Retained Earnings		132,231
		438,871
Less 449,889 shares of common (capital) stock in Treasury, at cost		(148,015)
Total Stockholder's Equity	$	290,856
Total Liabilities and Stockholder's Equity	$	311,078

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXHIBIT "B"

INCOME:

Commissions on securities transactions	$57,386
Interest on investments	786
Tax Refund other than income	89
Total Income	$ 58,261

EXPENSES:

Regulatory fees and expenses	16,251
Administrative expenses	28,096
Total Expenses	$ 44,347

Net Income	$ 13,914

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

EXHIBIT "C"

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balances, January 1, 2012	$-0-	$8,898	$ 47,742	$ 118,315	-0-	$174,955
Transactions during Year	$100		249,900		(148,015)	$101,985
Adjustment for Rounding				2		2
Net Income				13,914		13,914
Balance December 31, 2012	$100	$8,898	$297,642	$132,231	$(148,015)	$290,856

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXHIBIT "D"

Cash Flows from Operating Activities:	
Net Income	$ 13,914
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Deposits with clearing organization	(120,002)
Net receivable clearing organizations	(53,277)
Receivables other than customers	(615)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	2,998
Loan-Shareholder	16,936
Total adjustments	(153,960)
Net cash provided by operating activities	(140,046)
Cash flows from financing activities:	
Proceeds from issuance of preferred stock	249,900
Purchase of common stock for treasury	(148,015)
Proceeds preferred stock	100
Net cash used in financing activities	101,985
Decrease in cash	(38,061)
Cash at beginning of year	175,245
Cash at end of year	$137,184

The accompanying notes are an integral part of this statement.

Havkit Corp
Notes to Financial Statements
December 31, 2012

1. **Organization and Nature of Business**

Havkit Corp is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York Corporation that is 100% held by David Kaplan, President, until October 18, 2012.

On October 19, 2012 a 20% equity stake of Havkit Corp was sold by David Kaplan (Seller) to Lion Capital Holdings Inc. (Buyer) (Bryan Glass 100% shareholder). 88,000 shares of common stock and 10,000 shares of preferred stock were issued to buyer to represent the 20% equity sale of stock. The remaining 80% equity stake held by Mr. Kaplan is intended to be sold to Lion Capital at an undetermined future date.

2.-**Significant Accounting Policies**

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, as follows:

1.-underwriting
2.-mutual funds
3.-U.S. govt securities
4.-municipal securities
5.-variable life insurance or annuities
6.-put & call, options
7.-private placements
8.-corporate securities
9.-firm clearing
10.-agent execution market making equity securities

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported number of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c-3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the net capital requirements and is required to maintain adjusted "net capital", equivalent to the greater of $100,000 or 6 2/3 percent of customer and noncustomer risk maintenance margin requirements on all positions as these terms are defined. At December 31, 2012, the Company had net capital of $288,490 which was in excess of its required net capital of $100,000. The Company's net capital ratio was $20,223 to $288,490 or 7.01%.

Note 4: Income Taxes

The Company will not make a provision for income taxes for 2012. As of calendar year 2011, the company has had a net operating loss of $227,653 (according to 2011 form 1120).

Note 5: Financial Instruments with Off-Balance Sheet Credit Risk:
As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Firm's exposure to credit risk associates with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to such non-performance by its customers. The Firm seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6: Cash and cash Equivalents: The Company considers all short-term investments which have scheduled maturities within one year to be cash equivalents.

Note 7: Subsequent Events: In May 2009, the FASB issues SFAS No. 165, *Subsequent Events.* SFAS No. 165 is effective for financial periods ending after June 15, 2009. SFAS No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether the date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2012 financial statements through February 28, 2013, the date that the financial statements were available to be issued.

Office Lease

The company began leasing office space effective January 1, 2013. Annual rental expense for 2013 will be $20,100 with provisions for increases and escalations for the following four years (2014-2017).

A copy of the Company's statement of financial condition as of December 31, 2012 pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's office and at the Regional Office of the Securities and Exchange Commission.

HAVKIT CORP.

Computation of Net Capital
Under Rule 15c 3-1 of S.E.C.

DECEMBER 31, 2012

SCHEDULE "I"

Computation of Net Capital:

Stockholder's Equity	$	290,855
Deductions and/or charges:		
Unallowable Assets		2,365
Capital charges pursuant to SEC Rule 15c3-1:		
Haircuts on Firm Securities		
Total deductions	$	2,365
Net Capital	$	288,490
Computation of Aggregate Indebtedness		
A.I. Liabilities	$	20,223
Total aggregate indebtedness	$	20,223
Computation of basic net capital requirement		
Minimum net capital requirement	$	100,000
Excess net capital	$	188,490

Ratio of aggregate indebtedness to net capital is:

Total Aggregate Indebtedness	20,223	=7.01%
Net Capital	$288490	

The ratio of aggregate indebtedness to net capital is 1 to 14 compared to the maximum allowable ratio of 15 to 1.

The accompanying notes are an integral part of this statement.

Havkit Corp
Computation for Determination
of Reserve Requirements under Rule
15c-3 of the S.E.C.
December 31, 2012
Schedule II

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (K)(2)(ii).

The company did not maintain possession or control of any customer funds or securities at December 31, 2012.

Havkit Corp
Reconcilation of Computation
of Net Capital under Rule 17a-5(d)(4)
of the S.E.C.
December 31, 2012
Schedule III

There was no difference between the Company's and the audited computation of net capital and aggregate indebtedness.

Board of Directors
of Havkit Corp.

In planning and performing our audit of the financial statements of Havkit Corp. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency,* or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Thomas J. Ryan CPA PC
Woodside, New York
February 28, 2013